Exhibit 99.1

The9 Signed a Strategic Cooperation Framework Purchase Agreement on the Purchase of Bitcoin Mining Machines

SHANGHAI, Feb. 5, 2021 /PRNewswire/ -- The9 Limited (Nasdaq: NCTY) ("The9"), an established Internet company, today announced that its wholly owned subsidiary NBTC Limited signed a strategic cooperation framework purchase agreement (the "Agreement") with Shenzhen MicroBT Electronics Technology Co., Ltd. ("MicroBT"), the manufacturer of WhatsMiner bitcoin mining machines. Pursuant to the Agreement, upon the payment of a deposit, NBTC Limited has the right of first offer to purchase of 5,000 WhatsMiner bitcoin mining machines from MicroBT within one year, including but not limited to models M32 and M31S. Today the first batch of purchase, 440 WhatsMiner M32 machines, under the Agreement has been executed. Other than WhatsMiner bitcoin mining machines, The9 also plans to continue purchasing different types of cryptocurrency mining machines in the near future.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en